UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Energy Focus, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

29268T102
(CUSIP Number)

February 27, 2012
(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No.  29268T102

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): BI, CHENG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) N/A (b) N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER: 6,000,000
	6	SHARED VOTING POWER:
	7	SOLE DISPOSITIVE POWER: 6,000,000
	8	SHARED DISPOSITIVE POWER:
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.02%
(BASED ON 59,876,000 OUTSTANDING COMMON STOCK, PAR VALUE $0.0001, OPTIONS AND WARRANTS AS REPORTED IN THE ISSUER’S FORM 10-K FILING FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

(a) Energy Focus, Inc.

(b) 32000 Aurora Road, Solon, OH 44139

Item 2.

(a) Cheng Bi

(b) No. 26 Yuantong Street, Kunming, Yunnan, China

(c) China

(d) Common Stock, Par Value $0.0001 ("Shares")

(e) 29268T102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)   ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)   ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)   ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  6,000,000 Shares, consisting of 4,000,000 Shares and warrants immediately exercisable to acquire 2,000,000 Shares.

(b) Percent of class:  10.02% (based on 59,876,000 outstanding Shares, options and warrants as reported in the Issuer’s Form 10-K filing for the fiscal year ended December 31, 2011)

(c) Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote: 6,000,000

(ii)          Shared power to vote or to direct the vote: 0

(iii)         Sole power to dispose or to direct the disposition of: 6,000,000

(iv)         Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

The following certification is filed pursuant to §240.13d-1(c):

Each of the reporting persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2012	By:	/s/ Cheng Bi
CHENG BI